United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

MATERIAL CHANGE REPORT
FORM 51-102F3

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

[redacted]

07020522

SUPPL

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 2, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 2, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

RECEIVED
2007 JAN 19 A 10:17

DATED this 2nd day of January, 2007

"Peter Tallman"

Peter Tallman, President

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

dlw 1/24

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 2, 2007

Messina Minerals ("MMI") Closes Private Placement

Messina Minerals Inc. (the "Company") has closed the non-brokered private placement previously announced on December 19, 2006. The Company has issued a total of 125,000 flow-through units at a price of $1.40 per unit to raise gross proceeds of $175,000. Each unit consists of one flow through common share and one non flow-through warrant, with each warrant exercisable into one share at $1.75 for two years.

Proceeds of the flow-through placement will be used to fund exploration programs on the Company's Newfoundland properties. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2006 taxation year.

The securities are subject to a hold period expiring April 30, 2007.

The Company also announces that, subject to regulatory approval, it has granted 775,000 incentive stock options to certain employees, officers, directors and/or consultants at a price of $1.25 per share, exercisable for a period of two years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50 TSX Venture Exchange

RECEIVED
2007 JUN 19 A 10: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2632
MESSINA MINERALS INC.

PRESS RELEASE

January 2, 2007

Messina Minerals ("MMI") Closes Private Placement

Messina Minerals Inc. (the "Company") has closed the non-brokered private placement previously announced on December 19, 2006. The Company has issued a total of 125,000 flow-through units at a price of $1.40 per unit to raise gross proceeds of $175,000. Each unit consists of one flow through common share and one non flow-through warrant, with each warrant exercisable into one share at $1.75 for two years.

Proceeds of the flow-through placement will be used to fund exploration programs on the Company's Newfoundland properties. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2006 taxation year.

The securities are subject to a hold period expiring April 30, 2007.

The Company also announces that, subject to regulatory approval, it has granted 775,000 incentive stock options to certain employees, officers, directors and/or consultants at a price of $1.25 per share, exercisable for a period of two years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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